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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                               -----------------------


                                      FORM 11-K

                  (Mark One)
                   X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  ---
                      SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                       For the fiscal year ended June 30, 1994
                                         OR
                  --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the transition period from --------- to ---------

                            Commission file number 1-9759


                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       INVESTMENT PLAN FOR SALARIED EMPLOYEES
                               OF IMC FERTILIZER, INC.


                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             IMC FERTILIZER GROUP, INC.
                        2100 Sanders Road, Northbrook, Illinois  60062
















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       -----------------------------------------------------------------------

                                      CONTENTS


       Report of independent auditors


       Financial statements
       --------------------
       Statements of assets available for plan benefits
       Statements of changes in assets available for plan benefits Notes to financial statements


       Supplemental schedules                                   Schedule
       ----------------------                                   --------
       Investments                                                 1
       Reportable transactions                                     2

                           REPORT OF INDEPENDENT AUDITORS





       Plan Administrator
       Investment Plan for Salaried Employees of
       IMC Fertilizer, Inc.

       We have audited the accompanying statements of assets available for plan benefits of the Investment Plan for Salaried Employees of IMC Fertilizer, Inc. as of June 30, 1994 and 1993, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of June 30, 1994 and 1993, and the changes in its assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of investments and reportable transactions as of or for the year ended June 30, 1994, respectively, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 basic financial statements taken as a whole.


       ERNST & YOUNG LLP


       December 12, 1994

                            INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                      OF IMC FERTILIZER, INC.

                           ---------------------------------------
                        STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS
                        -----------------------------------------------
                                     June 30, 1994
                                     -------------
                                                       IMC    Fixed    Money
                                      Equity Bond    Fertilizer
                                                              Income  Market
                             Total     Fund  Fund    Stock Fund
                                                               Fund    Fund
                           ----------------------
                                            --------------------------------------
       ASSETS
       ---------------------------------
       Investments:
        IMC Global Inc. common stock
          (187,858 shares; cost
         - $7,339,837)     $ 6,504,583               $ 6,504,583
        Guaranteed investment contracts -
         Provident National
          Assurance Company   569,980                         $   569,980
         Hartford Life Insurance
          Company           15,016,997                        15,016,997
        Mutual funds -
         Fidelity Equity-Income
          Fund, Inc. (320,185
          shares; cost -
          $8,840,090)       10,236,311
                                     $10,236,311
         Bond Fu
              nd of America, Inc.
          (138,083 shares; cost
          - $1,898,659)      1,821,316       $1,821,316
         Dreyfus Treasury Cash
          Management Fund
         (15,981,543 shares; cost
          $15,981,543)      15,981,543                        15,981,543
         Vanguard Money Market
          Reserves, Inc. - Prime
          Portfolio (594,684 shares;
          cost - $594,684)    594,684                                  $594,684
        LaSalle National Trust,
          N.A. Income Plus Fund
          (28,436,997 shares; cost
          - $28,436,997)    28,436,997                        28,436,997
        The Northern Trust Company
         Collective Short Term
         Investment Fund (11
                       8,039
         units; cost - $118,039)
                              118,039                   118,039
        Loans to participants
                             3,232,233 362,025  103,618
                                                        395,8542,326,31444,422
                           -----------
                                     ----------
                                              ---------
                                                      ----------
                                                              ----------
                                                                       -------
          Total investments 82,512,683
                                     10,598,336
                                              1,924,934
                                                      7,018,476
                                                              62,331,831
                                                                       639,106

       Receivables:
        Employer contributions
                             1,048,172 292,276  62,700  217,850  466,965 8,381
        Accrued interest and
         dividends            139,644      6               167   139,471
                           -----------
                                     ----------
                                             ----------
                                                      ----------
                                                              -----------
                                                                       --------
          Total receivables  1,
                              187,816  292,282  62,700  218,017  606,436 8,381
                           -----------
                                     ----------
                                             ----------
                                                      ----------
                                                              -----------
                                                                       --------

       Assets available for
        plan benefits      $83,700,499
                                    $10,890,618
                                             $1,987,634
                                                      $7,236,493
                                                              $62,938,267
                                                                       $647,487
                           ===========
                                    ===========
                                             ==========
                                                      ==========
                                                              ===========
                                                                       ========


                             (See Notes to Financial Statements)

                            INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                      OF IMC FERTILIZER, INC.

                           ---------------------------------------
                        STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS
                        -----------------------------------------------
                                     June 30, 1993
                                     -------------
                                                       IMC    Fixed    Money
                                      Equity Bond    Fertilizer
                                                              Income  Market
                             Total     Fund  Fund    Stock Fund
                                                               Fund    Fund
                            --------------------------------------------------------
       ASSETS
       ---------------------------------
       Investments:
        IMC Global Inc. common stock
         (122,987 shares; cost
         - $5,124,278)    $  3,612,743               $3,612,743
        Guaranteed investment contracts -
         New York Life Insura
                        nce
          Company            7,252,248                       $  7,252,248
         Provident National
          Assurance Company  7,966,658                         7,966,658
         Hartford Life Insurance
          Company           13,898,192                        13,898,192
        Mutual funds -
         Fidelity Equity-Income
          Fund, Inc. (269,636
          shares; cost -
          $6,964,631)        8,614,882
                                     $8,614,882
         Bond Fund of America,
          Inc. (111,147 shares;
          cost - $1,511,888) 1,637,191       $1,637,191
         Vanguard Money Market
          Reserves, Inc. - Prime
          Portfolio (753,238
          shares; cost - $753,238)
                              753,238                                  $753,238
        LaSalle N
               ational Trust,
         N.A. Income Plus Fund
         (22,778,242 shares;
         cost - $22,778,242)22,778,242                        22,778,242
        The Northern Trust
         Company Collective Short
         Term Investment Fund
         (7,570,782  units;
         cost - $7,570,782)  7,570,782 334,080  36,421  45,911 7,154,370
        Loans to participants3,250,636 377,234  100,394 328,0812,375,98268,945
                           -----------
                                     ----------
                                             ----------
                                                     ----------
                                                             -----------
                                                                       --------
          Total investments 77,334,812
                                     9,326,1961,774,006
                                                      3,986,735
                                                              61,425,692
                                                                       822,183

       Receivables:
        Employer
               contributions  131,751   26,192   6,729  21,900   74,447  2,483
        Accrued interest and
         dividends             83,787     769      94      213   82,711
                           -----------
                                     ----------
                                             ----------
                                                     ----------
                                                             -----------
                                                                       --------
          Total receivables   215,538   26,961   6,823  22,113  157,158  2,483
                           -----------
                                     ----------
                                             ----------
                                                     ----------
                                                             -----------
                                                                       --------

       Assets available for

        plan benefits      $77,550,350
                                     $9,353,157
                                             $1,780,829
                                                     $4,008,848
                                                             $61,582,850
                                                                       $824,666
                           ===========
                                     ==========
                                             ==========
                                                     ==========
                                                             ===========
                                                                       ========


                             (See Notes to Financial Statements)

                            INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                        OF IMC FERTILIZER, INC.

                           ---------------------------------------
                    STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
                    ----------------------------------------------------------
                              For the Year Ended June 30, 1994
                              --------------------------------

                                                       IMC    Fixed    Money
                                      Equity Bond    Fertilizer
                                                              Income  Market
                              Total    Fund  Fund    Stock Fund
                                                               Fund    Fund
                            ---------------------------------
                                                     ---------------------------
       Investment income (loss):
        Interest and dividends
                           $ 4,500,945
                                    $   311,357
                                             $  129,889
                                                     $    4,161
                                                             $ 4,036,168
                                                                       $ 19,370
        Net appreciation
         (depreciation) in fair
         value of investments 785,721  264,900(155,880) 676,701
        Loans to participants
         - interest           256,544   29,447   9,392  31,111  182,372  4,222
                           -----------
                                    -----------
                                             ----------
                                                     ----------
                                                             -----------
                                                                       --------
         Total investment
          income (loss)      5,543,210 605,704 (16,599) 711,9734,218,54023,592

       Contributions:
        Participants         3,987,547
                                     1,090,869  240,553 709,0321,912,83434,259
        Employer             1,584,033 431,520  95,921  318,745 723,904 13,943
                           -----------
                                    -----------
                                             ----------
                                                     ----------
                                                             -----------
                                                                       --------
         Total contributions 5,571,580
                                     1,522,389  336,474
                                                      1,027,7772,636,73848,202

       Transfers from other plans
                              363,978  105,586  49,148  46,854  159,847  2,543

       Cash and stock distributed
        to withdrawing
        participants        (5,328,619)
                                    (1,111,924)(56,989)(368,891)
                                                              (3,619,500)
                                                                       (171,315)

       Transfers of investment
        direction                      415,706 (105,229)
                                                      1,809,932
                                                              (2,040,208)
                                                                        (80,201)
                           -----------
                                    -----------
                                              ----------
                                                      ---------
                                                              -----------
                                                                        --------
       Net increase (decrease)
        in  assets available for
        plan benefits        6,150,149
                                     1,537,461  206,805
                                                      3,227,6451,355,417
                                                                       (177,179)

       Assets available for
        plan benefits - beginning
        of year             77,550,350
                                     9,353,1571,780,829
                                                      4,008,848
                                                              61,582,850
                                                                       824,666
                           -----------
                                     ----------
                                             ----------
                                                     ----------
                                                              ----------
                                                                       --------

       Assets available for plan
        benefits - end of year
                           $83,700,499
                                    $10,890,618
                                             $1,987,634
                                                     $7,236,493
                                                             $62,938,267
                                                                       $647,487
                            ==========
                                    ===========
                                             ==========
                                                     ==========
                                                             ===========
                                                                       ========




                             (See Notes to Financial Statements)

                            INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                     OF IMC FERTILIZER, INC.


                           ---------------------------------------
                    STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
                    ----------------------------------------------------------
                              For the Year Ended June 30, 1993
                              --------------------------------

                                                       IMC    Fixed    Money
                                      Equity   Bond  Fertilizer
                                                              Income  Market
                               Total   Fund    Fund  Stock Fund
                                                               Fund    Fund
                            --------------------------------------------------------
       Investment income (loss):
        Interest and dividends
                           $ 4,994,629
                                     $  270,370
                                             $  139,733
                                                     $  105,473
                                                             $ 4,455,466
                                                                       $ 23,587
        Net appreciation
         (depreciation) in fair
         value of investments(254,996)
                                     1,209,476  124,095
                                                     (1,588,567)
        Loans to participants
         - interest           278,973   30,277   9,117  23,292  211,159  5,128
                           -----------
                                     ----------
                                             ----------
                                                     ----------
                                                             -----------
                                                                       --------
         Total investment
          income (loss)      5,018,606
                                     1,510,123  272,945
                                                     (1,459,802)
                                                               4,666,62528,715

       Contributions:
        Participants         4,136,121 796,935  165,314 738,5162,376,46358,893
        Employer              691,986  130,472  30,840  125,366 392,158 13,150
                            ----------
                                     ----------
                                             ----------
                                                     ----------
                                                             -----------
                                                                       --------
         Total contributions 4,828,107 927,407  196,154 863,8822,768,62172,043

       Transfers from other plans
                              518,080   18,193   8,200  236,977 253,015  1,695

       Cash and stock distributed
        to withdrawing
        participants        (6,817,990)
                                      (551,701)(188,497)
                                                       (488,692)
                                                              (5,534,412)
                                                                       (54,688)

       Transfers of investment
        direction                      422,949 (382,333)376,270 (354,038)
                                                                       (62,848)
                           -----------
                                     ----------
                                              ----------
                                                      ---------
                                                              -----------
                                                                       --------
       Net increase (decrease) in
        assets available for plan
        benefits             3,546,803
                                     2,326,971 (93,531)(471,365)
                                                               1,799,811
                                                                       (15,083)

       Assets available for plan
        benefits - beginning of
        year                74,003,547
                                     7,026,1861,874,360
                                                      4,480,213
                                                              59,783,039
                                                                       839,749
                           -----------
                                     ----------
                                             ----------
                                                     ---------
                                                            ------------
                                                                       --------

       Assets available for plan
        benefits - end of year
                           $77,550,350
                                     $9,353,157
                                             $1,780,829
                                                     $4,008,848
                                                             $61,582,850
                                                                       $824,666
                           ===========
                                     ==========
                                             ==========
                                                     ==========
                                                             ===========
                                                                       ========





                             (See Notes to Financial Statements)

                       INVESTMENT PLAN FOR SALARIED EMPLOYEES
                               OF IMC FERTILIZER, INC.
                       --------------------------------------
                            NOTES TO FINANCIAL STATEMENTS
                            -----------------------------
       1.  Description of the Plan
           -----------------------

       General
       -------
           The Investment Plan for Salaried Employees of IMC Fertilizer, Inc. (the Plan) was established on March 1, 1988 and was most recently restated January 1, 1992. Salaried employees of IMC Global Operations Inc. (formerly IMC Fertilizer, Inc. and a wholly-owned subsidiary of IMC Global Inc., formerly IMC Fertilizer Group, Inc.) and its wholly-owned domestic subsidiaries (the Company) are eligible to participate in the Plan.

           The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15 percent of participants' base monthly salaries. The Plan provides a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code. Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain non-discrimination requirements of Section 401(k) or the limitations of Section 415 of the Internal Revenue Code. In addition, salary reduction contributions cannot exceed $9,240 for the calendar year 1994 ($8,994 in 1993). The limitation on salary reduction contributions can be adjusted or recharacterized as after-tax contributions not to exceed the lesser of the 15 percent or $9,240 limits described above each January 1 and July 1 by the Employee Benefits Committee. In addition, the Plan also is funded by employer contributions, as determined by IMC Global Inc.'s Board of Directors, of not less than 20 percent of a participant's eligible contributions. Contributions that do not exceed six percent of a participant's base monthly salary constitute eligible contributions. IMC Global Inc. may make additional contributions each year as determined by its Board of Directors. Employer contributions are subject to certain limitations imposed by Section 415 of the Internal Revenue Code. Total employer contributions were equal to 60 percent of participants' eligible contributions for the year ended June 30, 1994 (25 percent for the year ended June 30, 1993). Under certain circumstances, participants may rollover their vested benefits from other plans to the Plan. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.

           Certain administrative expenses of the Plan are borne by the Company.

       Investments
       -----------
           The Plan's investments at June 30, 1994 and 1993 were administered by The Northern Trust Company under a trust agreement dated March 7, 1988. Investments, based on participants' contributions, are made in the following funds:

          Equity Fund - Investments are made in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65 percent of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

          Bond Fund - Investments are made in shares of the Bond Fund of America, Inc., a mutual fund which invests substantially all of the assets of the fund in marketable corporate debt securities, U.S. Government securities, mortgage-related securities, other asset-backed securities and cash or money market instruments.

          IMC Fertilizer Stock Fund - Investments are made solely in the common stock of IMC Global Inc.

          Fixed Income Fund - Investments of the Fixed Income Fund, with the exception of guaranteed investment contracts, are managed by LaSalle Street Capital Management, Ltd. Investments are made in the following guaranteed investment contracts or funds:

             (a) A contract with New York Life Insurance Company with a guaranteed interest rate of 8.8 percent through June 30, 1994. Contributions were accepted for investment from October 1, 1989 through December 31, 1990.

             (b) A contract with Provident National Assurance Company with a guaranteed interest rate of 8.78 percent through June 30, 1994. Contributions were accepted for investment from October 1, 1989 through December 31, 1990.

             Each of the above contracts has matured in four installments: one-fourth of the contract balance was paid out on June 30, 1991, one-third on June 30, 1992, one-half on June 30, 1993, and the balance on June 30, 1994. Proceeds from the maturity of the June 30, 1991 installment payment were reinvested with Hartford Life Insurance Company further described in (c) below. Proceeds from the maturity of the June 30, 1992 and 1993 installment payments were temporarily reinvested in The Northern Trust Company Collective Short Term Investment Fund before being reinvested in the LaSalle National Trust, N.A. Income Plus Fund further described in (e) below. Proceeds from the maturity of the June 30, 1994 installment payment were temporarily reinvested in the Dreyfus Treasury Cash Management Fund.

             (c) A contract with Hartford Life Insurance Company with a guaranteed interest rate of 8.05 percent through June 30, 1995.

             (d) Another contract with Provident National Assurance Company with a guaranteed interest rate of 8.3 percent through June 30, 1995. Contributions were accepted for investment from January 1, 1991 through December 31, 1991.

             The Provident National Assurance Company contract also matures, or has matured, in four installments: one-fourth of the contract balance was paid out on June 30, 1992, one-third on June 30, 1993, one-half was paid out on June 30, 1994, and the balance will be paid on June 30, 1995. Proceeds from the maturity of the June 30, 1992 and 1993 installment payments were temporarily reinvested in The Northern Trust Company Collective Trust Short Term Investment Fund before being reinvested in the LaSalle National Trust, N.A. Income Plus Fund described in (e) below. Proceeds from the maturity of the June 30, 1994 installment payment were temporarily reinvested in the Dreyfus Treasury Cash Management Fund.

             (e) An interest in the LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests primarily in guaranteed investment contracts, U.S. Government money market investments and contracts backed by the U.S. Government or U.S. Government sponsored agencies.

          Money Market Fund - Investments are made in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. The Prime Portfolio invests in high quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations and securities issued or guaranteed by agencies and instrumentalities of the U.S. Government.

       Investment Programs
       -------------------
           Participants elect their desired investment program upon joining the Plan. As of July 1, October 1, January 1 and April 1 of any Plan year, upon giving prescribed notice, a participant may elect to transfer his or her existing account balances in any fund or funds at that date to any other fund, or in 25 percent increments to any combination of funds. Effective July 1, 1991, participants may not transfer funds of existing account balances between the Fixed Income Fund and the Bond Fund, the Bond Fund and the Money Market Fund nor between the Fixed Income Fund and the Money Market Fund. A participant may elect to change the investment direction of his or her future contributions four times a year (July 1, October 1, January 1 and April
       1). Such a change only affects the investment of the participant's contributions and employer contributions received by the Plan after the effective date of the change.

           A participant may change the amount of payroll deduction/salary reduction twice a year, as of July 1 and January 1, upon giving the required notice.

       Vesting and Participation
       -------------------------
           All Plan participants are immediately and nonforfeitably vested in their plan accounts. Employees become eligible to participate in the Plan upon completion of one year of service.

       Withdrawals
       -----------
           A participant may withdraw his or her interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals from their Salary Reduction Accounts, will result in suspension of Plan participation for at least 12 months.

           Except as noted below, a participant will receive distribution of his or her interest in the Plan in a lump sum payment.

       Deferred Distributions
       ----------------------
           Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) irrevocably elect to invest their Plan accounts in either the Fixed Income Fund or the Money Market Fund or 50 percent in one of the aforementioned funds and 50 percent in the other, (2) elect to receive their distributions in: (a) a lump sum on the date of distribution, or (b) in equal annual installments not to exceed ten, and (3) make an election for the method of distribution in the event of their death prior to total distribution.

           Participants who terminate their employment prior to eligibility for early or normal retirement and whose Plan accounts exceed $3,500 must consent to distribution of their accounts. Participants may defer receipt of their Plan distribution until no later than their 70th birthdays; their Plan accounts will be invested only in the Fixed Income Fund from the valuation date closest to termination of employment until their election to receive a distribution.

       Loans to Participants
       ---------------------
           Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity and date of grant.


       2.  Summary of Significant Accounting Policies
           ------------------------------------------

       Investment Valuation
       --------------------
           All investments are carried at fair value, except the guaranteed investment contracts which are carried at contract value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares or units of the Fidelity Equity-Income Fund, Inc., the Bond Fund of America, Inc., the LaSalle National Trust, N.A. Income Plus Fund, the Vanguard Money Market Reserves, Inc. - Prime Portfolio, the Dreyfus Treasury Cash Management Fund and The Northern Trust Company Collective Trust Short Term Investment Fund is the net asset value of those shares or units, as computed by the respective funds. Loans to participants are valued at cost which approximates fair value.

       Income Recognition
       ------------------
           Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed).

           Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

       Contributions
       -------------

           Contributions from participants are recorded monthly when due from the Company. Contributions by the Company are made monthly based on the minimum contribution percentage (20 percent) required by the Plan. Any additional contributions by the Company are accrued when approved by its Board of Directors.

       Employee Withdrawals
       --------------------
         Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Return/Report of Employee Benefit Plan) as liabilities. The following schedule reconciles the withdrawal amounts per the Form 5500 to the statement of changes in assets available for plan benefits:

                                                        IMC    Fixed  Money
                                       Equity  Bond  FertilizerIncome Market
                               Total    Fund   Fund  Stock Fund Fund   Fund
                            --------------------------------------------------------

       Year ended June 30, 1994
       ------------------------

       Withdrawals per Form 5500
                            $4,822,405
                                     $  509
                                         ,839  $ 40,258$159,270
                                                              $4,028,733
                                                                       $ 84,305
       Withdrawal liabilities per
        Form 5500
        at June 30, 1993     1,587,995 687,510  23,427  210,009 577,097 89,952
        at June 30, 1994    (1,081,781)(85,425) (6,696)   (388) (986,330)
                                                                        (2,942)
                            ----------
                                     --------------------------
                                                              ----------
                                                                       --------

       Withdrawals per statement
        of changes in assets
        available for plan
        benefits            $5,328,619
                                     $1,111,924$ 56,989$368,891
                                                              $3,619,500
                                                                       $171,315
                            ==========
                                     ===================================
                                                                       ========

       Year ended June 30, 1993

       Withdrawals per Form 5500
                            $7,980,744
                                     $1,202,923$210,831$697,673
                                                              $5,736,185
                                                                       $133,132
       Withdrawal liabilities
        per Form 5500:
        at June 30, 1992      425,241   36,288   1,093   1,028  375,324 11,508
        at June 30, 1993    (1,587,995)
                                      (687,510)(23,427)(210,009)(577,097)
                                                                       (89,952)
                            ----------
                                     --------------------------
                                                              ----------
                                                                       --------
       Withdrawals per statement
        of changes in assets
        available for plan
        benefits            $6,817,990
                                     $  551,701$188,497$488,692
                                                              $5,534,412
                                                                       $ 54,688
                            ==========
                                     ==========================
                                                              ====
                                                                 ==============

       Reclassifications
       -----------------
         Certain 1993 amounts have been reclassified in the financial statements to conform to the 1994 presentation.

       3.  Net Appreciation (Depreciation) in Fair Value of Investments
           ------------------------------------------------------------

         During 1994 and 1993, net appreciation (depreciation) in fair value of the Plan's investments as determined by quoted market price was as follows:

                                                        IMC    Fixed  Money
                                       Equity  Bond  Fertili
                                                           zer Income Market
                               Total    Fund   Fund  Stock Fund Fund   Fund
                            --------------------------------------------------------

       Year ended June 30, 1994
       ------------------------

       Common stocks       $   676,701                $  676,701
       Mutual funds           109,020$  264,900
                                             $(155,880)
                           -----------
                                     ----------
                                              ---------
                                                      ----------
       Net appreciation
        (depreciation) in
        fair value         $   785,721
                                     $  264,900
                                             $(155,880)
                                                      $  676,701
                           ===========
                                     ==========
                                              =========
                                                      ==========


       Year ended June 30, 1993
       ------------------------

       Common stocks       $(1,588,567)              $(1,588,567)
       Mutual funds          1,333,571
                                     $1,209,476
                                              $ 124,095
                           -----------
                                     ----------
                                              ------------------
       Net appreciation
        (depreciation) in fair
        value               $ (254,996)
                                     $1,209,476$124,095
                                                     $(1,588,567)
                            ==========
                                     ==========
                                              ==================

       4.  Significant Investments
           -----------------------

           Investments that represent five percent or more of assets available for plan benefits at June 30 were as follows:

                                                 1994           1993
                                              -----------    -----------
       IMC Global Inc. common stock           $ 6,504,583    $ 3,612,743

       Guaranteed investment contracts -
         New York Life Insurance Company                       7,252,248
         Provident National Assurance
          Company                                 569,980      7,966,658
         Hartford Life Insurance Company       15,016,997     13,898,192

       Mutual funds -
         Fidelity Equity-Income Fund,
          Inc.                                 10,236,311      8,614,882
         Dreyfus Treasury Cash Management
          Fund                                 15,981,543

       LaSalle National Trust, N.A.
          Income Plus Fund                     28,436,997     22,778,242

       The Northern Trust Company
        Collective Short Term Investment
        Fund                                      118,039      7,570,782


       5.  Federal Income Tax Status
           -------------------------

           The Company has received a favorable determination letter from the Internal Revenue Service stating that the Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code (Code) and that the trust is exempt from taxation under Section 501(a) of the Code. The Plan is required to operate in conformity with the Code in order to maintain its qualified status. The Plan Administrator is not aware of any course of events or series of transactions that would affect the qualified status of the Plan.

                               SUPPLEMENTAL SCHEDULES
                               ----------------------

                                                             Schedule 1



                       INVESTMENT PLAN FOR SALARIED EMPLOYEES
                              OF IMC FERTILIZER, INC.
                       --------------------------------------
                                     INVESTMENTS
                                     -----------


                                                 June 30, 1994
                               ---------------------------------------------
                                 Principal amount
                                  or number of                   Fair market
               Description       shares or units      Cost          value
       ----------------------  ------------------- -----------   -----------

       IMC Global Inc.
        common stock               187,858 shares  $ 7,339,837  $ 6,504,583

       Guaranteed investment
        contracts -
         Provident National
          Assurance Company    $   569,980             569,980      569,980
         Hartford Life
          Insurance Company     15,016,997          15,016,997   15,016,997

       Mutual funds -
         Fidelity Equity-
          Income Fund, Inc.        320,185 shares    8,840,090   10,236,311
         Bond Fund of America,
          Inc.                     138,083 shares    1,898,659    1,821,316
         Dreyfus Treasury Cash
          Management Fund       15,981,543 shares   15,981,543   15,981,543
         Vanguard Money Market
          Reserves, Inc. -
          Prime Portfolio          594,684 shares      594,684      594,684

       LaSalle National Trust,
        N.A. Income Plus Fund   28,436,997 shares   28,436,997   28,436,997

       The Northern Trust
        Company Collective Short
        Term Investment Fund (1)   118,039 units       118,039      118,039

       Loans to participants    $3,232,233           3,232,233    3,232,233
                                                   -----------  -----------

           Total investments                       $82,029,059  $82,512,683
                                                   ===========  ===========




       NOTE:

       (1)  Party-in-interest transactions not prohibited by ERISA.

                                                             Schedule 2



                       INVESTMENT PLAN FOR SALARIED EMPLOYEES
                               OF IMC FERTILIZER, INC.
                       ---------------------------------------
                               REPORTABLE TRANSACTIONS
                               -----------------------
                          FOR THE YEAR ENDED JUNE 30, 1994
                          --------------------------------


                                         Purchases            Sales (2)
                                    -------------------   -------------------
             Description            Number      Cost      Number   Proceeds
       -------------------------    ------   ----------   ------ ------------


       Guaranteed investment
        contracts -
        New York Life Insurance
         Company                      13    $  649,731      11  $ 7,901,979
        Provident National
         Assurance Company - 01A      12       607,055       1    7,521,118

       Mutual funds -
        Dreyfus Treasury Cash
         Management Fund               1    15,981,543

       LaSalle National Trust, N.A.
        Income Plus Fund              25     9,624,017      24    3,965,262

       The Northern Trust Company
        Collective Short Term
        Investment Fund (1)           86     3,263,406      48   10,716,149




       NOTES:

       (1)  Party-in-interest transactions not prohibited by ERISA.

       (2) Due to the nature of these transactions, there is no gain or loss on disposition.

                                     SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            Investment Plan for Salaried Employees of
                            IMC Fertilizer, Inc.


                                         ROBERT C. BRAUNEKER
                              -------------------------------------------
                                         Robert C. Brauneker
                              Chairman of the Employee Benefits Committee

       Date:  December 22, 1994

         Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

              Signature              Title                    Date
       -----------------------------------------------------------------------

       ROBERT C. BRAUNEKER
       -------------------
       Robert C. Brauneker  Executive Vice President      December 22, 1994
                            Chief Financial Officer


       JOHN E. GALVIN
       --------------
       John E. Galvin       Vice President and Treasurer  December 22, 1994


       C. STEVEN HOFFMAN
       -----------------
       C. Steven Hoffman    Senior Vice President,        December 22, 1994
                            Marketing

       ALLEN C. MILLER
       ---------------
       Allen C. Miller      Senior Vice President,        December 22, 1994
                            Human Resources


       MARSCHALL I. SMITH
       ------------------
       Marschall I. Smith   Senior Vice President,        December 22, 1994
                            Secretary and General Counsel


       JAMES D. SPEIR
       --------------
       James D. Speir       President and                 December 22, 1994
                            Chief Operating Officer